
04044794



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Portland General Electric Company — 0000784977
Exact Name of registrant as specified in charter — Registrant CIK Number

Form U-1 EXH B — File No. 070-10250
Electronic report, schedule or registration statement of which the documents are a part (give period of report) — SEC file number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon on this October 13, 2004.

Portland General Electric Company



By:
Name: Douglas R. Nichols
Title: Vice President, General Counsel and Secretary



Company
File No. 70-10250 (Exh. B)

..\DESIGN1-C1-C-0003_01_R12.DGN 09/10/2004 01:10:03 PM

PORTLAND GENERAL ELECTRIC CO.

BOARDMAN PLANT
CIVIL SITE PLAN

1-C-003

CARTY RESERVOIR
HIGH WATER EL. 677.0
LOW WATER EL. 667.0
MAX W.S. EL. 683.4 (STAGE 1)